UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 30, 2024, our operating subsidiary Xi`an App-Chem Bio (Tech) Co., Ltd. (“App-Chem”) and its wholly owned subsidiary, Gansu Baimeikang Biotechnology Co., Ltd. (“Baimeikang”) entered into an Asset Selling Agreement (the “Agreement”) with Xinjiang Baixiangquan Aromatic (Tech) Co., Ltd. (“Baixiangquan”). Under the Agreement, App-Chem has agreed to sell all the assets of Baimeikang to Baixiangquan by transferring 100% of the equity interests in Baimeikang to Baixiangquan.

The major assets of Baimeikang to be sold under the Agreement (the “Baimeikang Assets”) include the following:

●	Land Use Rights: The land is located in Yumen City, Gansu Province, covering 33,330.00 square meters, with a 50-year usage period and the land use certificate.
●	Construction in Progress: Construction of factory buildings and air defense basements.
●	Advance Payments: Payments made by Baimeikang for engineering, assessment, design, and surveying services, etc.

The total sale price for the Baimeikang Assets is RMB 43,307,700.00 (the “Transfer Price”), which covers the value of the assets but excludes taxes and fees for which Baixiangquan is responsible. The Agreement will be closed in phases as follows:

●	Baixiangquan will pay App-chem a deposit of RMB 300,000.00 within 10 business days of execution of the Agreement.
●	Within 15 business days after payment the deposit, App-Chem will complete the equity transfer registration, transferring the equity interests in Baimeikang to Baixiangquan.
●	The remaining Transfer Price will be paid as follows:

○	By April 30, 2025: 20% of the Transfer Price (RMB 8,661,540.00)
○	By October 30, 2025: 30% of the Transfer Price (RMB 12,992,310.00)
○	By April 30, 2026: the remaining 50% of the Transfer Price (RMB 21,353,850.00)

The foregoing is a summary of the material terms of the Agreement. The Agreement contains additional terms, covenants and conditions and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Translation of Asset Selling Agreement with Xinjiang Baixiangquan Aromatic (Tech) Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer